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                               Filed by Community Bank System, Inc. pursuant to
                                      Rule 425 under the Securities Act of 1933.
                                       Subject Company: First Liberty Bank Corp.
                                               Registration No.: 333-55016

                                             For further information
                                             please contact:

                                             Sanford A. Belden, President & CEO
                              David G. Wallace, EVP and Chief Financial Officer
                                                    Community Bank System, Inc.
                                                    Office: (315) 445-2282
For Immediate Release                               Fax:    (315) 445-7347
---------------------

              FIRST LIBERTY BANK AND TRUST ANNOUNCES RESTRUCTURING

          Jermyn, Pennsylvania and DeWitt, New York March 13, 2001-----First Liberty Bank Corp. (NASDAQ-OTC: FLIB) of Jermyn, Pennsylvania announced today
that it will reduce its work force by   64 employees as part of the
restructuring associated with its announced merger with Community Bank System, Inc. (NYSE: CBU) of DeWitt, New York.

          The announcement is consistent with the Company's merger strategy to streamline operations to maximize back office efficiency, while maintaining a focus on high-quality customer service and offering additional products to customers. All thirteen First Liberty Bank and Trust branches will remain open and staffed by First Liberty employees.

          William M. Davis, First Liberty President and CEO, stated: "We have worked hard to minimize the impact of the merger on our employees. Our overriding goal has been to be fair and responsible while actively seeking to increase operational efficiency and avoid duplication in positions in the back office operations of our two organizations. All the affected employees are being provided a sixty-day advance notice, a fair severance package based on service with the Bank, and out-placement guidance and assistance."

          Sanford A. Belden, President and CEO of Community Bank System, Inc., stated: "While we recognize the hardship this will place on the 64 affected individuals, assistance is being provided to them. Everyone should understand that we are fully committed to maintaining and improving quality service to customers. When visiting First Liberty branch locations, customers will continue to see familiar faces."

          Belden went on to say, "The financial impact of this reduction in force represents a large share of the cost savings goal anticipated when the merger is completed. Work proceeds toward achieving that goal, which we continue to believe is realistic."

                                                     COMMUNITY BANK SYSTEM, INC.
                                                                  NEWS RELEASE
                                                                  MARCH 13, 2001
                                                                  PAGE 2 OF 2


          First Liberty Bank and Trust will continue to operate under its present name as a division of Community Bank, N.A. after the merger of First Liberty Bank Corp. and Community Bank System, Inc. The merger is scheduled to be completed in the second quarter of this year, subject to shareholder and regulatory approval.

          First Liberty Bank Corp. (NASDAQ-OTC: FLIB) is a registered bank holding company based in Jermyn, Pennsylvania with $633 million in assets as of December 31, 2000. With predecessor banks dating back to the early 1900s, the holding company was organized in 1984 as The First Jermyn Corp. It completed the acquisition of the $271 million asset Upper Valley Bancorp. Inc. in 1998, and concurrently adopted its present name. In July 2000, the Bank acquired three offices of Mellon Bank, N.A. with approximately $39 million in deposits. It presently operates thirteen branch offices in Lackawanna (11) and Luzerne (2) counties in Northeastern Pennsylvania, and has 16 ATMs. In addition to a full range of banking products, it offers personal trust and employee benefit trust services with approximately $300 million in assets under management.

          CBSI is a registered bank holding company based in DeWitt, N.Y. Its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), is the fifth-largest commercial banking franchise headquartered in Upstate New York, having 72 customer facilities and 54 ATM's stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie. Other subsidiaries within the CBSI family are Elias Asset Management, Inc., an investment management firm with over $600 million under management, based in Williamsville, N.Y.; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, N.Y. which serves sponsors of defined benefit and defined contribution plans; Community Investment Services, Inc. (CISI), a broker-dealer delivering financial products from selected locations within Community Bank's branch system and from offices in Jamestown and Lockport, N.Y.; and Community Financial Services, Inc.
(CFSI), an insurance agency based in Olean, N.Y., specializing in long-term health care and other selected products.


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